Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

August 13, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Asia Timmons-Pierce

Re:	StorEn Technologies, Inc. Draft Offering Statement on Form 1-A Submitted June 18, 2020 File No. 024-11240

Dear Ms. Timmons-Pierce:

This letter is submitted on behalf of our client, StorEn Technologies, Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed June 18, 2020, as amended.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated August 13, 2020; referencing where appropriate, the revisions made in Amendment No. 3 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Form 1-A/A

General

1.	Comment: We reissue our prior comment 2. In this regard, although the date of the consent was updated to August 5, 2020, the consent still refers to an audit report dated April 21, 2020. Please have your auditor revise the consent to reference the audit report in the Form 1-A dated July 24, 2020.

Response. We have filed an Exhibit only amendment with the revised consent letter.

The changes reflected in Amendment No. 3 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/s/ Jeffrey S. Marks

Jeffrey S. Marks